TRANSMISSÃO PAULISTA

02 DEC 13 AM 9:14

Data São Paulo, december 06, 2002 Ref.CT/F/03517/2002

02060558

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

SUPPL

Gentleman/Madam:

We are enclosing a copy of Companhia de Transmissão de Energia Elétrica Paulista's copy of the Abstract of the Minutes of Meeting of the Board of Directors of this Company held on 11/25/2002, regarding the Proposal of Statutory Amendment. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely Yours,
Original assinado por
Manoel Carlos V. Coronado

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

Manoel Carlos V. Coronado
Assistan to the Financial Directorate and Relations with Investors

Enclosure: as above mentioned

Copy to: Glorinete Laurentino
The Bank of New York

Rua Bela Cintra 847
01415-903 - São Paulo - SP
Pabx.: (0xx11) 3138-7000
Fax: (0xx11) 3151-4107

TRANSMISSÃO PAULISTA

COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA

CNPJ No. 02.998.611/0001-04

NIRE No. 35300170571

ABSTRACT OF THE MINUTES OF THE 74th MEETING OF THE BOARD OF DIRECTORS

On November 25, 2002, at 10:00 a.m., dully called by the President of the Board of Directors, according to article 18 of the Bylaws, in the meeting room at Rua Bela Cintra, 847 - 10th floor, São Paulo, an Ordinary Meeting was held by the below named and signed members of the Board of Directors of Companhia de Transmissão de Energia Elétrica Paulista. In compliance with the legal formalities of signing the Attendance Book, the President of the Board of Directors, Mauro Guilherme Jardim Arce, opened the meeting, justifying the absence of Mrs. Ligia Ourives da Cruz Ferreira, Executive Secretary of the Board of Directors and invited to serve as secretary Mr. Luiz CarlosMussi, Secretary of the Companhia de Transmissão de Energia Elétrica Paulista...

Following, the President of the Board of Directors passed on to item II of the agenda, **"Proposal of Statutory Amendment"**, informing that after the meeting of the Board of Directors held on November 11, 2002, an Official Letter was sent to CODEC (State Capital Defense Council) requesting the appreciation of that College as regards the statutory amendment that shall be made in order that the preferred shares of the Company may be negotiated in the securities market, as provided for in article 17 of Law 6404/76, with the wording given by Law 10,303/01. Using the floor, the President of the Board of Directors informed the College that CODEC deliberated on the choice of subsection II, of art. 17, of Law No 6404/76, amended by Law No 10,303/01 *"right to receive dividend, per preferred share, at least 10% (ten per cent) over than that attributed to each common share ....*

Concluded the discussion on the matter, and after giving all the clarifications, the President of the Board of Directors put the matter to voting, resulting **approved** by the majority of votes, being registered the contrary vote of the Councilmember Fernando José Tenório Acosta for the reasons explained in the meeting of 11/11/2002, as well as the Call Notice to the Extraordinary General Shareholders' Meeting resulted **approved**, whose contents is the following: *COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA.*

C.N.P.J. 02.998.611/0001-04. OPEN CAPITAL COMPANY. EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING. CALL NOTICE. As provided for in Article 11 of the Bylaws, the Shareholders are called to meet in an Extraordinary General Shareholders' Meeting of this Company, to be held on December 19, 2002, at 10:00 a.m., in its head office, at Rua Bela Cintra, 847 - 9th floor, in this city, in order to deliberate on the following Agenda: 1) Amendment to the Bylaws, in compliance with the provision of Law No. 10,303/01, that amended Law 6,404/76, as well as wording adjustments in the following provisions: article 1; article 5; article 8, sole paragraph; article 13 and paragraphs; article 15; article 17, subsections VI and XII; article 21; article 22; article 23, subsection V; article 25 § 2; article 28 § 2; article 31 and paragraphs; article 32 and subsections. 2) Other matters of corporate interest. As provided for in § 3 of article 135 of Law No 6,404/76, the documents that corroborate the proposals of amendments to the Bylaws are at the Shareholders' disposal at the Company's head office. São Paulo, November 25, 2002. Mauro Guilherme Jardim Arce, President of the Board of Directors".
The President of the Board of Directors added that the matter now approved shall be submitted to the appreciation of ANEEL - Agência Nacional de Energia Elétrica (National Agency for Electric Energy).

These minutes, after approved, were signed by the members of the Board of Directors present. Mauro Guilherme Jardim Arce - President, Ruy Martins Altenfelder Silva, Carlos Pedro Jens, Fernando Carvalho Braga, Fernando José Tenório Acosta, Giulia da Cunha Fernandes Puttomatti, Gustavo de Sá e Silva, Lucia Maria Dal Medico, Luiz de Freitas Bueno, Miguel Carlos Fontoura da Silva Kozma, Nelson Vieira Barreira, Nereu Ramos Neto, Norberto de Franco Medeiros and Sílvio Aleixo.

São Paulo, November 25, 2002

Mauro Guilherme Jardim Arce
President of the Board of Directors

Luiz Carlos Mussi
Executive Secretary of the Board of Directors, acting